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02022540

UNITED STATES
~~D~~ EXCHANGE COMMISSION
~~W~~ington, D.C. 20549

AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAIL
MAR 2 9 2002
WASH. D.C.
385
SECTOR
PROCESSING

SEC FILE NUMBER

8 32911 CRD
8-45751

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WESTON CAPITAL MARKETS   INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 PARK AVENUE
                                    (No. and Street)
NEW YORK   NY   10022

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN LIEGEY   (212) 888-4560

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAQUE, SYED N.

(Name — if individual, state last, first, middle name)

92-29 QUEENS BLVD., REGO PARK, N.Y.   11374

(Address)   (City)   (State)   PROCESSED

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

APR 0 5 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                        contained in this form are not required to respond unless the form displays
                        a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___JOHN LIEGEY_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___WESTON CAPITAL MARKETS INC.___

_____, as of

___DECEMBER 31,_____, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___Chairman & CEO_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Syed N. Haque, CPA

92-29 Queens Boulevard, Suite 1C
Rego Park, New York 11374
Tel: 718-896-8900
Fax: 718-896-7490

To the board of directors
Weston Capital Markets, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Weston Capital Markets, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities account for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above. It should be noted, however, that the Company is a small company, and essentially all its operational and record keeping procedures performed by one individual. Consequently, the segregation of duties that is normally required for effective internal control is not practicable.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rego Park, New York
March 22, 2002



WESTON CAPITAL MARKETS, INC.

Statement of Financial Condition
as of December 31, 2001

Syed N. Haque, CPA

92-29 Queens Boulevard, Suite 1C
Rego Park, New York 11374
Tel: 718-896-8900
Fax: 718-896-7490

INDEPENDENT AUDITOR'S REPORT

To the board of directors of
Weston Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of Weston Capital Markets, Inc. (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Weston Capital Markets, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Rego Park, New York
March 22, 2002

Syed N. Haque, CPA

WESTON CAPITAL MARTKETS, INC.

STATEMENT OF FINANCIAL CONDITION

as of December 31, 2001

ASSETS:

Cash	$10,000
Due from parent (Note 5)	738,605
Total assets	$748,605

LIABILITIES AND STOCKHOLDER'S EQUITY:

Liabilities:	
Accounts payable and accrued expenses	$4,500
Total liabilities	4,500
Stockholder's equity:	
Common stock, no par value; 2,000 shares authorized, issued and outstanding	144,000
Retained earnings	600,105
Total stockholder's equity	744,105
Total liabilities and stockholder's equity	$748,605

The accompanying notes are an integral
part of these financial statements.

1. Organization:

Weston Capital Markets, Inc. (the "Company") is a wholly owned subsidiary of Weston Group LLC, (the "Parent"). The Company is a securities broker/dealer and is a member of the National Association of Securities Dealers ("NASD").

The Company deals principally in Latin American government and corporate fixed income securities on behalf of U.S. institutional customers. These orders are transacted on an agency and riskless principal basis with various Latin American, U.S. and European broker-dealers and banks. In addition, the Company may periodically provide consulting services in connection with the restructuring of the aforementioned debt securities.

The Company has engaged a clearing broker, on a fully disclosed basis, to perform all trade, settlement, and related activities under a clearing agreement. The Company pays the broker for clearing services in accordance with terms specified under the clearing agreement. In addition, the Company receives fees from acting in an advisory capacity to the parent and other companies.

2. Summary of Significant Accounting Policies:

The preparation of financial statements to conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes revenue when services are rendered.

For purposes of statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash.

3. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 times net capital, as defined. On several occasions during the year, the Company failed to meet the minimum net capital requirement under Rule 15c3-1.

In April 2001, the Company was temporarily suspended from membership of the NASD for failure to file timely audited financial statements. The Company was reinstated in May 2001.

In February 2002, the Company was temporarily suspended for failure to pay membership dues. On March 26, 2002, the Company paid its dues.

At December 31, 2001, the Company's net capital was $5,500, which was $500 in excess of its required net capital of $5,000. The Company's net capital ratio was .82 to 1.

4. Rule 15c3-3:

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii), because the Company acts as a fully introducing broker-dealer.

5. Related Party Transactions:

The Company has an expense sharing agreement with its sister company Weston Corporate Finance, Inc., ("WCF") also a wholly owned subsidiary of Weston Group, LLC. Expenses are paid by WCF and allocated through Parent to the Company. As of December 31, 2001, the Company has a receivable from the parent of $738,605.